BRITTON INTERNATIONAL INC.
725 Kendall Lane
Boulder City, Nevada, USA  89005
tel/fax: 702.293.3613
cell: 702.630.6351
email: jacek@britton.com

May 5, 2006

BY COURIER

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

Subject:        Britton International Inc.
                      Registration Statement on Form SB-2, amendment number 3
                      Filed May 2, 2006
                      File No. 333-131348

We hereby request acceleration of the effective date of the pending registration statement on Form SB-2/A for Britton International Inc. We ask that the acceleration of the effectiveness take place at 4:00 p.m. EST on Tuesday May 9, 2006.

We acknowledge that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your decision on this matter.

Yours truly,

BRITTON INTERNATIONAL INC.

/s/ Jacek Oscilowicz

Jacek Oscilowicz

Cc: Thomas E. Stepp, Jr. – Stepp Law Group